EXHIBIT 99.1
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                                                          [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

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NEWS RELEASE
MAY 8, 2007
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ARC ENERGY TRUST ANNOUNCES MARCH 31, 2007 FIRST QUARTER FINANCIAL RESULTS

CALGARY, MAY 8, 2007 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") released today its March 31, 2007 first quarter financial results.

                                                                                      Three Months Ended
                                                                                           March 31
                                                                                     2007             2006
-----------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN millions, except per unit and per boe amounts)
Revenue before royalties                                                            307.8            318.9
                  Per unit (1)                                                       1.48             1.58
                  Per boe                                                           53.29            54.86
Cash flow (2)                                                                       183.8            191.2
                  Per unit (1)                                                       0.88             0.94
                  Per boe                                                           31.82            32.89
Net income                                                                           83.3            104.1
                  Per unit (3)                                                       0.41             0.52
Distributions                                                                       123.1            119.9
                  Per unit (1)                                                       0.60             0.60
Payout ratio (4)                                                                      67%              63%
Net debt outstanding (5)                                                            729.7            598.9
Total capital expenditures and net acquisitions                                      77.7            106.7

OPERATING
Production
                  Crude oil (bbl/d)                                                29,520           29,651
                  Natural gas (mmcf/d)                                              183.0            185.0
                  Natural gas liquids (bbl/d)                                       4,161            4,120
                  Total (boe per day)                                              64,175           64,600
Average prices
                  Crude oil ($/bbl)                                                 60.79            59.53
                  Natural gas ($/mcf)                                                7.75             8.40
                  Natural gas liquids ($/bbl)                                       48.04            52.91
                  Oil equivalent ($/boe) (6)                                        53.29            54.86
Operating netback ($/boe)
                  Commodity and other revenue (before hedging)                      53.29            54.86
                  Transportation costs                                              (0.81)           (0.61)
                  Royalties                                                         (9.65)          (10.71)
                  Operating costs                                                   (8.99)           (7.80)
                  Netback (before hedging)                                          33.84            35.74
------------------------------------------------------------------------------------------------------------
TRUST UNITS
(thousands)
Units outstanding, end of period                                                  205,794          200,194
Units issuable for exchangeable shares                                              2,863            2,896
Total units outstanding and issuable for exchangeable shares, end of period       208,657          203,090
Weighted average units (7)                                                        207,853          202,479
------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                                                23.02            27.51
Low                                                                                 20.05            25.09
Close                                                                               21.25            27.36
Average daily volume (thousands)                                                      658              546
============================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution date.
(2) All references to cash flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital and expenditures on site restoration and reclamation.
(3) Net income per unit is based on net income after non-controlling interest divided by weighted average outstanding units (excluding units issuable for exchangeable shares).
(4) Distributions divided by cash flow from operations.
(5) Net debt excludes unrealized risk management contracts.
(6) Includes other revenue.

News Release - May 8, 2007
Page 2
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(7) Includes units issuable for outstanding exchangeable shares at period end.

FINANCIAL & OPERATIONAL HIGHLIGHTS

o Production averaged 64,175 boe per day in the first quarter of 2007, down slightly from 64,600 boe per day achieved in the first quarter of 2006, but an increase of one percent from the 63,663 boe per day reported in the fourth quarter of 2006. Production declines were largely replaced through a successful and active drilling program during 2006 and the first quarter of 2007. Production per unit remained relatively unchanged at 0.31 boe per day per thousand units in 2007, from 0.32 boe per day per thousand units in 2006. The Trust has maintained its 2007 full year production guidance of 63,000 boe per day.

o The Trust spent $77.5 million on capital development activities in the first quarter of 2007 compared to $79 million in the first quarter of 2006. A significant portion of the first quarter capital development activity was focused in Northern Alberta and British Columbia where the Trust drilled 14 gross wells (12 net wells). In total, the Trust drilled 42 gross wells (32 net wells) on operated properties with a 90 per cent success rate in the first quarter. The Trust funded 74 per cent of the first quarter 2007 capital development program with cash flow and the remainder was funded with proceeds of the Distribution Reinvestment Program. Highlights of the capital program included:

      a) The Trust executed a successful drilling program at Dawson in northeastern British Columbia late in 2006 and in the first quarter of 2007. In total, seven horizontal wells have been drilled of which four are currently producing approximately 2,000 boe per day and the remaining wells will be tied-in during the third quarter. At present, production from the four producing wells is restricted due to capacity constraints at a third party gas processing facility that is scheduled to be expanded.

      b) The Trust drilled a successful gas well at Chinchaga in northeastern British Columbia, a deep vertical gas well in the Slave Point pool. The well was drilled and came on production in February at a rate of 500 boe per day. Based on current rates, this is the largest single producing well drilled by the Trust this year.

o The Trust has realized significant production gains at the Redwater property acquired in late 2005. During 2006 and into the first quarter of 2007, the Trust executed an extensive optimization program which resulted in the reactivation of approximately 40 wells. As a result, the Trust's production at Redwater has increased by approximately 14 per cent to 4,000 boe per day in the first quarter of 2007 from 3,500 boe per day upon acquisition in December 2005. The incremental production had a significant impact on the quarter as the property yields a high netback due to the high quality of oil.

o During the first quarter, the Trust completed construction of a 14 kilometer gas gathering system and installed a new compression facility at Ante Creek. The new gas line was constructed to tie-in ARC's main Ante Creek field gas processing facility which was purchased by the Trust in 2006. Previously, the Trust had approximately 3 mmcf per day of stranded natural gas production behind pipe due to capacity constraints at the existing gas processing facility. The Trust commenced gas shipments to the new facility in early March 2007 and all production that was previously stranded was brought on production during the quarter.

o ARC realized cash flow from operations of $183.8 million ($0.88 per unit) in the first quarter of 2007 compared to $191.2 million ($0.94 per unit) in 2006. The four per cent decrease in 2007 cash flow was due to lower production volumes, a slightly lower realized price and increased operating costs, offset in part by higher cash hedging gains in 2007.

o The Trust recorded net income before taxes of $73 million in 2006 compared to $95.9 million in 2006. In addition to slightly lower commodity prices and production volume, a non-cash loss on risk management contracts contributed to the decrease in net income for the first quarter of 2006.

o The Trust declared distributions of $123.1 million in the first quarter of 2007 ($0.60 per unit), resulting in a payout ratio of 67 per cent compared to 63 per cent in the first quarter of 2006. The remaining 33 per cent of 2007 cash flow ($60.7 million) was used to fund 74 per cent of ARC's capital development program and to contribute $3.3 million, inclusive of interest income, to ARC's reclamation funds.

o The Trust announced second quarter 2007 distributions will remain at $0.20 per unit per month, a level that has been maintained since October 2005. The Trust's first quarter 2007 payout ratio of 67 per cent is in line with the long-term objective to employ a low payout ratio that will enable the Trust to maintain distributions levels through commodity price cycles and

News Release - May 8, 2007
Page 3
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    also maintain a strong  balance sheet by financing a portion of its capital program with cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") is dated April 27, 2007 and should be read in conjunction with the attached March 31, 2007 unaudited interim consolidated financial statements and the audited consolidated financial statements and MD&A for the year ended December 31, 2006.

NON-GAAP MEASURES
Management uses cash flow, cash flow from operations and cash flow from operations per unit derived from cash flow from operating activities (before changes in non-cash working capital and expenditures on site reclamation and restoration) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations which is used frequently in this MD&A:

----------------------------------------------------------------------------------------
                                                            Three Months Ended March 31
----------------------------------------------------------------------------------------
($ millions)                                                  2007                 2006
----------------------------------------------------------------------------------------
Cash flow from operating activities                          172.3                189.0
     Changes in non-cash working capital                       6.8                  0.9
     Expenditures on site reclamation and restoration          4.7                  1.3
----------------------------------------------------------------------------------------
Cash flow from operations                                    183.8                191.2
----------------------------------------------------------------------------------------

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as payout ratio, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPI's and benchmarks are a key measure of profitability and overall sustainability for the Trust. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

UPDATE ON LEGISLATION CHANGES IMPACTING THE TRUST

FEDERAL GOVERNMENT'S PROPOSED TRUST TAX LEGISLATION
On October 31, 2006, the Federal Government announced proposed legislation regarding taxation of Income Trusts. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders. The proposed Trust tax legislation would result in a two-tiered tax structure whereby distributions would first be subject to a 31.5 per cent tax at the Trust level commencing in 2011, and then unitholders would be subject to tax on the distribution as if it were a taxable dividend paid by a taxable Canadian corporation. If enacted, the legislation would apply to the Trust effective January 1, 2011.

In December 2006, the Federal Government issued guidance with respect to limitations on future growth of the Trust in conjunction with the proposed Trust taxation. The Trust does not anticipate that the guidelines will impair the Trust's ability to annually replace or grow reserves in the next four years as the guidelines allow sufficient growth targets. Key attributes of the future growth constraints are as follows:

o Trusts may grow in size by 100 per cent cumulatively for the period 2007 through 2010 as measured by the value of equity based on the October 31, 2006 market capitalization. The cumulative limit starts at 40 per cent in 2007 and increases by 20 per cent per year in 2008 through 2010.

o   The merger of two Trusts will not be impacted by the growth limitations.

o The growth limits are not impacted by non-convertible debt-financed growth but rather focus solely on the issuance of equity to facilitate growth.

In April 2007, the Federal Government included the proposed Trust Taxation in the Federal Budget. The April Budget has already passed through the House of Commons, and the Budget Bill (C-52) has been given first and second reading in

News Release - May 8, 2007
Page 4
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the House of Commons. The Bill must pass through the Finance Standing Committee before it can go to third and final reading. Once it is approved by the House, it will go to the Senate for approval prior to receiving Royal Assent at which point it will be considered substantively enacted. If the proposed legislation is enacted, the Trust estimates that there would be a modest, one time increase in earnings and a future tax asset would be recognized as a result of timing differences within the Trust that have not been previously recognized.

CLIMATE CHANGE PROGRAMS
On March 8, 2007, the Alberta government introduced legislation to reduce greenhouse gas emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases per year must reduce their emissions intensity by 12 per cent over the average emissions levels of 2003, 2004 and 2005; if they are not able to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning on July 1, 2007. At this time, the Trust has determined that the impact of this legislation would be minimal based on ARC's existing facilities ownership.

In April 2007, the Federal Government announced a new climate change plan that calls for greenhouse gas emissions to be reduced by 20 per cent below current levels by 2020. Firms may employ the following strategies to achieve the targets. They will be able to:

    o    make in-house reductions,

    o    take advantage of domestic emissions trading,

    o    purchase offsets,

    o    use the Clean Development Mechanism under the Kyoto Protocol; and,

    o    invest in a technology fund.

The Trust is waiting for additional information so as to fully assess what impact, if any, this new legislation will have on our operations.

UNITED STATES PROPOSED CHANGES TO QUALIFYING DIVIDENDS
A bill was introduced into United States Congress on March 23, 2007 that could deny qualified dividend income treatment to the distributions made by ARC
Energy Trust to its U.S. unitholders. The bill is in the first step of the legislative process and it is uncertain whether it will eventually be passed into law in its current form. If the bill is passed in its current form, distributions received by U.S. unitholders would no longer qualify for the 15 per cent qualified dividend tax rate.

FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------
                                                              Three Months Ended March 31
------------------------------------------------------------------------------------------------
(CDN $ millions, except per unit and volume data)            2007             2006      % Change
------------------------------------------------------------------------------------------------
Cash flow from operations                                   183.8            191.2      (4)
Cash flow from operations per unit (1)                       0.88             0.94      (6)
Net income before taxes                                      73.0             95.9     (25)
Net income                                                   83.3            104.1     (21)
Net income per unit (2)                                      0.41             0.52     (24)
Distributions per unit (3)                                   0.60             0.60       -
Payout ratio per cent (4)                                      67               63       6
Average daily production (boe/d) (5)                       64,175           64,600      (1)
------------------------------------------------------------------------------------------------

   (1) Per unit amounts are based on weighted average units plus units issuable for exchangeable shares at year-end.
   (2) Based on net income after non-controlling interest divided by weighted average units outstanding excluding units issuable for exchangeable shares.
   (3) Based on number of trust units outstanding at each cash distribution date.
   (4) Based on distributions divided by cash flow from operations.
   (5) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

News Release - May 8, 2007
Page 5
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IMPACT OF NEW FINANCIAL INSTRUMENTS ACCOUNTING STANDARDS
On January 1, 2007, the Trust adopted, on a prospective basis, three new accounting standards relating to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). The standards require the recognition of all financial instruments on the Consolidated Balance Sheet. In addition, certain categories on the Consolidated Balance Sheet are required to be measured at fair value. With the exception of financial instruments classified as available for sale and derivatives designated as cash flow hedges, changes in the fair values over the reporting period of financial instruments are reported in net income. The changes in fair value of financial instruments classified as available for sale and derivatives designated as cash flow hedges are reported in Other Comprehensive Income (OCI). The new standards also require the Trust to measure the ineffective portion of all designated hedges and this amount must be recorded in net income for the period.

As a result of these changes in accounting policies, on January 1, 2007 the Trust has recorded $4.9 million in application of initial adoption in Accumulated Other Comprehensive Income ("AOCI") to reflect the opening fair value of its cash flow hedges, net of tax, which was previously not recorded on the consolidated financial statements. The Trust has also recorded an increase of $7 million to its risk management asset and an increase of $2.1 million to its future income tax liability.

For further details please refer to notes 2 and 8 of the unaudited interim consolidated financial statements.

NET INCOME
Net income in the first quarter of 2007 was $83.3 million ($0.41 per unit), a decrease of $20.8 million from $104.1 million ($0.52 per unit) in the first quarter of 2006 primarily as a result of non-cash hedging losses on the risk management hedging program of $20.9 million compared to a non-cash gain of $5.1 million for the first quarter of 2006 and weaker natural gas prices throughout the first quarter of 2007.

CASH FLOW FROM OPERATIONS
Cash flow from operations was $183.8 million in the first quarter of 2007 a four per cent decrease from $191.2 million recorded in the first quarter of 2006. The decrease in 2007 cash flow was the result of a one per cent decrease in production volumes and lower natural gas prices as compared to the same period in 2006. The decrease in first quarter 2007 cash flow was partially offset by cash hedging gains of $7 million in 2007 compared to a cash hedging loss of $1.4 million in the first quarter of 2006. Per unit cash flow from operations decreased six per cent to $0.88 per unit from $0.94 per unit in the first quarter of 2006.

Following is a summary of variances in cash flow from operations from Q1 2006 to Q1 2007:

------------------------------------------------------------------------------------------------------------
                                                     ($ millions)      ($ per trust unit)      (% variance)
------------------------------------------------------------------------------------------------------------
Q1 2006 CASH FLOW FROM OPERATIONS                          191.2                    0.94
------------------------------------------------------------------------------------------------------------
Volume variance                                    $        (2.1)           $      (0.01)               (1)
Price variance                                              (9.0)                  (0.04)               (5)
Cash gains on risk management contracts (1)                  8.4                    0.04                 4
Royalties                                                    6.5                    0.03                 3
Expenses:
     Transportation                                         (1.1)                  (0.01)               (1)
     Operating (2)                                          (6.9)                  (0.03)               (4)
     Cash G&A                                               (1.1)                  (0.01)               (1)
     Interest                                               (2.3)                  (0.01)               (1)
     Taxes                                                   0.6                       -                 -
     Realized foreign exchange gain (loss)                  (0.3)                      -                 -
Weighted average trust units                                   -                   (0.02)                -
Other                                                       (0.1)                      -                 -
------------------------------------------------------------------------------------------------------------
Q1 2007 CASH FLOW FROM OPERATIONS                  $       183.8            $       0.88                 4
------------------------------------------------------------------------------------------------------------

   (1) Represents cash gains (losses) on risk management contracts including cash settlements on termination of risk management contracts.
   (2) Excludes non-cash portion of the Whole Unit Plan expense recorded in operating costs.

PRODUCTION
Production volume averaged 64,175 boe per day in the first quarter of 2007 compared to 64,600 boe per day during the first quarter of 2006. The 2006 drilling program largely replaced declines for the period resulting in a modest year over year decline in production.

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News Release - May 8, 2007
Page 6
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To the end of the first quarter in 2007, the Trust has  experienced  production restrictions in the northern Alberta area as a result of gas plant capacity constraints. A new plant is scheduled to be on-line by the fourth quarter of 2007 to handle existing excess production as well as additional development production from both Dawson and Pouce South. Currently, the Trust has three horizontal wells in Dawson that will not be completed until there is processing capacity for the resulting production.

The Trust's objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During the first quarter of 2007, the Trust drilled 42 gross wells (32 net wells) on operated properties with a 90 per cent success rate; 31 gross oil wells and seven gross natural gas wells.

--------------------------------------------------------------------------------------------------------------------
                                                                              Three Months Ended March 31
--------------------------------------------------------------------------------------------------------------------
PRODUCTION                                                                 2007              2006          % Change
--------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                                        28,094            28,300                (1)
Heavy oil (bbl/d)                                                         1,426             1,351                (6)
Natural gas (mcf/d)                                                     182,962           184,974                (1)
NGL (bbl/d)                                                               4,161             4,120                 1
--------------------------------------------------------------------------------------------------------------------
Total production (boe/d) (1)                                             64,175            64,600                (1)
% Natural gas production                                                     48                48                 -
% Crude oil and liquids production                                           52                52                 -
--------------------------------------------------------------------------------------------------------------------

   (1) Reported production for a period may include minor adjustments from previous production periods.

The following table summarizes the Trust's production by core area:

   ------------------------------------------------------------------ ----------------------------------------------
                                THREE MONTHS ENDED MARCH 31, 2007             Three Months Ended March 31, 2006
   PRODUCTION                TOTAL         OIL         GAS        NGL       Total         Oil        Gas        NGL
   CORE AREA (1)           (BOE/D)     (BBL/D)    (MMCF/D)    (BBL/D)     (boe/d)     (bbl/d)   (mmcf/d)    (bbl/d)
   ------------------------------------------------------------------ ----------------------------------------------
   Central AB                8,492       1,782        31.9      1,390       8,588       1,656       32.2      1,561
   Northern AB & BC         20,121       6,073        74.7      1,607      19,557       6,527       69.5      1,454
   Pembina & Redwater       13,731       9,535        18.9      1,046      13,932       9,516       20.5        987
   S.E. AB & S.W. Sask.     10,322       1,119        55.2          8      11,219       1,087       60.8          6
   S.E. Sask. & MB          11,509      11,011         2.3        110      11,304      10,865        2.0        112
   ------------------------------------------------------------------ ----------------------------------------------
   TOTAL                    64,175      29,520       183.0      4,161      64,600      29,651      185.0      4,120
   ------------------------------------------------------------------ ----------------------------------------------

   (1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast, S.W. is southwest.

COMMODITY PRICES PRIOR TO HEDGING

-------------------------------------------------------------------------------------------------------------------
                                                                                    Three Months Ended March 31
-------------------------------------------------------------------------------------------------------------------
AVERAGE BENCHMARK PRICES                                                         2007            2006     % Change
-------------------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                                                             7.46            9.30          (20)
WTI oil (US$/bbl) (2)                                                           58.12           63.53           (9)
USD/CAD foreign exchange rate                                                    0.85            0.87           (2)
WTI oil (CDN $/bbl)                                                             68.09           73.36           (7)
-------------------------------------------------------------------------------------------------------------------

   (1) Represents the AECO monthly posting.
   (2) WTI represents West Texas Intermediate posting as denominated in US$.

WTI U.S. dollar oil posted prices decreased by nine per cent in the first quarter of 2007 as compared to the first quarter of 2006, however, there was a slight weakening of the Canadian dollar relative to the U.S. dollar as well as a large decrease in the differential to Edmonton posted prices. As a result, the Trust realized a higher Canadian dollar denominated oil price in the first quarter of 2007 of $60.79 as compared to $59.53 for the first quarter of 2006.

Natural gas prices recovered significantly in the first quarter of 2007 with the Alberta AECO Hub monthly posting averaging $7.46 per mcf as compared to $6.36 per mcf for the fourth quarter of 2006. The Trust's realized price of $7.75 per mcf was only eight per cent lower than the realized price in the first quarter of 2006 as the Trust's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly

News Release - May 8, 2007
Page 7
-------------------------------------------------------------------------------


index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. While the AECO monthly index price was 20 per cent lower in 2007 ($7.46 as compared to $9.30) the daily spot price was relatively unchanged.

Prior to hedging activities, ARC's total realized commodity price was $53.29 per boe in the first quarter of 2007, a three per cent decrease from the $54.86 per boe received prior to hedging in the first quarter of 2006.

The following is a summary of realized prices:

--------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended March 31
--------------------------------------------------------------------------------------------------------
ARC REALIZED PRICES PRIOR TO HEDGING                                  2007             2006    % Change
--------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                                          60.79            59.53           2
Natural gas ($/mcf)                                                   7.75             8.40          (8)
NGL ($/bbl)                                                          48.04            52.91          (9)
--------------------------------------------------------------------------------------------------------
Total commodity revenue before hedging ($/boe)                       53.18            54.74          (3)
Other revenue ($/boe)                                                 0.11             0.12          (8)
Total revenue before hedging ($/boe)                                 53.29            54.86          (3)
--------------------------------------------------------------------------------------------------------

REVENUE
Revenue decreased slightly to $307.8 million from $318.9 million for the first quarter of 2006. The decrease in revenue was attributable to lower natural gas prices and slightly lower volumes.

A breakdown of revenue is as follows:

---------------------------------------------------------------------------------------------------------
REVENUE                                                                      Three Months Ended March 31
($ millions)                                                         2007              2006    % Change
---------------------------------------------------------------------------------------------------------
Oil revenue                                                         161.5             158.8           2
Natural gas revenue                                                 127.7             139.8          (9)
NGL revenue                                                          18.0              19.6          (8)
---------------------------------------------------------------------------------------------------------
Total commodity revenue                                             307.2             318.2          (4)
Other revenue                                                         0.6               0.7         (14)
Total revenue                                                       307.8             318.9          (4)
---------------------------------------------------------------------------------------------------------

RISK MANAGEMENT AND HEDGING ACTIVITIES
The Trust continues to maintain a strong hedging position with an emphasis on protecting cash flow and distributions to unitholders.

During the first quarter of 2007 ARC realized cash hedging gains of $7 million from protection contracts on crude oil and natural gas production.

On a forward-looking basis ARC continues to add layers of protection for both crude oil and natural gas production. ARC has protected approximately 40 per cent of forecast oil production through year end 2007 and 20 per cent of forecast oil production for the first quarter of 2008. For natural gas ARC has protected 60 per cent of forecast volumes for the second quarter of 2007 and has layered on volumes as far out as one year, protecting 10 per cent of forecasted production for the first quarter of 2008.

The following is a summary of the Trust's positions for the next twelve months as at March 31, 2007.

--------------------------------------------------------------------------------------------------------------------------
2007 HEDGE POSITIONS
as at March 31, 2007 (1)(2)
                           Q2 2007                    Q3 2007                   Q4 2007                   Q1 2008
------------------------------------------ -------------------------- ------------------------- --------------------------
CRUDE OIL           US$/bbl       bbl/day      US$/bbl       bbl/day      US$/bbl      bbl/day      US$/bbl       bbl/day
------------------------------------------ -------------------------- ------------------------- --------------------------
Sold Call             84.00        12,000        87.11         8,500        87.11        8,500        88.21         7,000
BOUGHT PUT            63.46        13,000        61.92        13,000        61.92       13,000        57.86         7,000
Sold Put              50.02        13,000        48.46        13,000        48.46       13,000        43.57         7,000
------------------------------------------ -------------------------- ------------------------- --------------------------
NATURAL GAS         CDN$/GJ        GJ/day      CDN$/GJ        GJ/day      CDN$/GJ       GJ/day      CDN$/GJ        GJ/day
------------------------------------------ -------------------------- ------------------------- --------------------------
Sold Call              8.54       123,028         9.08        60,000        10.41       34,208        12.34        21,101
BOUGHT PUT             7.04       123,028         7.25        60,000         7.56       34,208         8.02        21,101
Sold Put               5.15        50,000         5.15        50,000         5.15       16,848            -             -
------------------------------------------ -------------------------- ------------------------- --------------------------

News Release - May 8, 2007
Page 8
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
2007 HEDGE POSITIONS
as at March 31, 2007 (1)(2)
                           Q2 2007                    Q3 2007                   Q4 2007                   Q1 2008
------------------------------------------ -------------------------- ------------------------- --------------------------
FX                  CAD/USD      $Million      CAD/USD      $Million      CAD/USD     $Million      CAD/USD      $Million
------------------------------------------ -------------------------- ------------------------- --------------------------
BOUGHT PUT           1.1612          21.0       1.1474           8.0       1.1474          8.0            -             -
Sold Put             1.1289          18.0       1.1148           6.0       1.1148          6.0            -             -
Swap                 1.1353          49.2       1.1353          32.8       1.1353         32.8            -             -
------------------------------------------ -------------------------- ------------------------- --------------------------

   (1) The prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.
   (2) Please refer to the Trust's website at WWW.ARCENERGYTRUST.COM under "Hedging Program" within the "Investor Relations" section for details on the Trust's hedging positions as of March 31, 2007.

The above table should be interpreted as follows using the Q2 2007 Crude Oil Hedges as an example. The Trust has hedged 13,000 barrels per day at a minimum average price of US$63.46 and participates in prices up to a maximum average of US$84.00 on 12,000 barrels per day with no limit on the remaining 1,000 barrels per day hedged. Finally, ARC's average protected price of $63.46 reduces penny for penny at an average price below $50.02 on 13,000 barrels per day.

As a result of commodity hedging contracts denominated in U.S. dollars, ARC systematically enters into foreign exchange agreements to offset this exposure. In addition, ARC manages these foreign exchange positions by converting the forwards to U.S. dollar put spreads whereby ARC achieves a position that is a net asset.

For a complete summary of the Trust's oil, natural gas and foreign exchange hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at WWW.ARCENERGYTRUST.COM.

GAIN OR LOSS ON RISK MANAGEMENT CONTRACTS
Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the Trust considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

The Trust recorded a realized cash gain on risk management contracts of $7 million in the first quarter of 2007 compared to a loss of $1.4 million recorded in for the same period of 2006. The Trust had a similar hedging strategy in place for the first quarters of 2007 and 2006, however, 2007 market prices were below the Trust's floor prices resulting in cash hedging gains whereas 2006 prices were in excess of the floor prices resulting in hedging losses representing the cost of premiums paid in the period.

The following is a summary of the total gain (loss) on risk management contracts for the first quarter of 2007:

-------------------------------------------------------------------------------- ------------------------------------
RISK MANAGEMENT CONTRACTS                                                         Interest &
                                                        Crude Oil &     Natural      Foreign     Q1 2007     Q1 2006
($ millions)                                                Liquids         Gas     Currency       TOTAL       Total
-------------------------------------------------------------------------------- ------------------------------------
Realized cash gain (loss) on contracts (1)                      4.8         3.8         (1.6)        7.0        (1.4)
Unrealized gain (loss) on contracts(2)                         (6.6)      (16.4)         2.1       (20.9)        5.1
-------------------------------------------------------------------------------- ------------------------------------
TOTAL GAIN (LOSS) ON RISK MANAGEMENT CONTRACTS
                                                               (1.8)      (12.6)         0.5       (13.9)        3.7
-------------------------------------------------------------------------------- ------------------------------------

   (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
   (2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS
The Trust's operating netback, after realized hedging gains or losses, decreased by only one per cent to $35.05 per boe in the first quarter of 2007 compared to $35.50 per boe in the same period of 2006. The decrease in netbacks in 2007 is primarily due to lower realized gas prices in 2007, an increase in operating and transportation costs which was partially offset by a decrease in royalty rates and a slight increase in realized oil prices. Realized cash gains on risk management contracts increased the 2007 first quarter netback by $1.21 per boe as compared to a loss of $0.24 per boe recorded for the same period in 2006.

News Release - May 8, 2007
Page 9
-------------------------------------------------------------------------------


The components of operating netbacks are shown below:

--------------------------------------------------------------------------------------------------------------------------------
NETBACKS                                     Crude Oil      Heavy Oil           Gas        NGL    Q1 2007 TOTAL   Q1 2006 Total
($ per boe)                                     ($/bbl)        ($/bbl)       ($/mcf)    ($/bbl)          ($/BOE)         ($/boe)
--------------------------------------------------------------------------------------------------------------------------------
Weighted average sales price                     61.71          42.81          7.75      48.04            53.18           54.74
Other revenue                                        -              -             -          -             0.11            0.12
--------------------------------------------------------------------------------------------------------------------------------
Total revenue                                    61.71          42.81          7.75      48.04            53.29           54.86
Royalties                                        (9.58)         (3.57)        (1.60)    (12.57)           (9.65)         (10.71)
Transportation                                   (0.48)         (1.50)        (0.20)      -               (0.81)          (0.61)
Operating costs (1)                             (10.85)        (11.07)        (1.20)     (8.83)           (8.99)          (7.80)
--------------------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                         40.80          26.67          4.75      26.64            33.84           35.74
Realized gain (loss) on risk management
     contracts                                    1.26              -          0.23          -             1.21           (0.24)
--------------------------------------------------------------------------------------------------------------------------------
Netback after hedging                            42.06          26.67          4.98      26.64            35.05           35.50
--------------------------------------------------------------------------------------------------------------------------------

   (1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Royalties decreased to $9.65 per boe in the first quarter of 2007 compared to $10.71 per boe in the same period of 2006. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased to 18.4 per cent compared to 19.7 per cent in for the first quarter of 2006. The decrease in royalty rates is partially attributable to the decrease in gas prices, as gas royalties are largely price dependant. In addition, changes in the Trust's production mix as well as changes in the Trust's production profile as new production is brought on-stream impacts the overall royalty rates. Finally, reductions to the Saskatchewan royalty surcharge rates have contributed to the overall reduction in the Trust's royalty rates.

Transportation costs increased 33 per cent to $0.81 per boe in the first quarter of 2007 compared to $0.61 per boe in the first quarter of 2006. The Trust has experienced challenges in Saskatchewan throughout the second half of 2006 and the first quarter of 2007 due to shipping restrictions on the Enbridge pipeline that is currently operating at full capacity. During the first quarter, the Trust had to truck approximately 900 boe per day of operated oil production at an increased pipeline transportation cost. An expansion of the Enbridge pipeline is expected to be completed sometime in late 2007 or early 2008.

Operating costs increased to $8.99 per boe compared to $7.80 per boe in the first quarter of 2006. The industry began to experience significant cost increases throughout 2006 with fourth quarter 2006 operating costs reported at $9.13 per boe. The increase is due to higher labour costs as well as rising costs for materials and services particularly in the northern Alberta area.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION
Cash G&A net of overhead recoveries on operated properties increased 14 per cent to $8.8 million in the first quarter of 2007 from $7.7 million in the same period of 2006. Increases in cash G&A expenses for 2007 were due to additional staff and higher compensation costs. The increase in G&A costs was partially offset by higher overhead recoveries attributed to high levels of capital and operating activity throughout the first quarter of 2007 and as a result of incremental overhead charged on new and existing operated properties. On a per boe basis, cash G&A costs increased 15 per cent to $1.52 per boe from $1.32 per boe as a result of higher cash G&A costs and a slight decrease in production volumes.

The Trust did not make any payments under the Whole Unit Plan in the first quarter of 2007. The next cash payment is scheduled to occur in April 2007 and will include the first payment for performance units issued under the plan in 2004. The April 2007 cash payment was $10.3 million of which $8.2 million was recorded in G&A with the remainder $2.1 million being recorded to operating costs and capital projects. Cash flow in the second quarter will be decremented for the full cash payment amount.

News Release - May 8, 2007
Page 10
-------------------------------------------------------------------------------


The following is a breakdown of G&A and trust unit incentive compensation expense:

--------------------------------------------------------------------------------------------------------
                                                                           Three Months Ended March 31
--------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE
($ millions except per boe)                                               2007        2006     % Change
--------------------------------------------------------------------------------------------------------
G&A expenses                                                              13.4        10.3           30
Operating recoveries                                                      (4.6)       (2.6)          77
--------------------------------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan                                   8.8         7.7           14
Cash Expense - Whole Unit Plan                                               -           -            -
--------------------------------------------------------------------------------------------------------
Cash G&A expenses including Whole Unit Plan                                8.8         7.7           14
--------------------------------------------------------------------------------------------------------
Accrued compensation - Rights Plan                                           -         1.8         (100)
Accrued compensation - Whole Unit Plan                                     0.3         3.8          (92)
--------------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive compensation expense                    9.1        13.3          (32)
--------------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                                                 1.52        1.32           15
Total G&A and trust unit incentive compensation expense per boe           1.58        2.28          (31)
--------------------------------------------------------------------------------------------------------

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $0.3 million ($0.06 per boe) was recorded in the first quarter of 2007 compared to $5.6 million ($0.96 per boe) in the first quarter of 2006. This non-cash amount relates to estimated costs of the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan ("Whole Unit Plan") for the period. A decrease in the Trust's unit price from December 31, 2006 to March 31, 2007 and a reduction in the performance multiplier for PTUs resulted in a lower expense for the first quarter.

RIGHTS PLAN
The Rights Plan which provides employees, officers and independent directors the right to purchase units at a specified price is being discontinued. In the first quarter 2007, 0.1 million rights were exercised and 0.3 million rights remained outstanding as at March 31, 2007. All rights were fully vested and expensed as of March 31, 2007.

WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE UNIT PLAN")
Please refer to our MD&A for the year ended December 31, 2006 for a detailed description of the Whole Unit Plan.

The following table shows the changes during the quarter of RTUs and PTUs outstanding:

---------------------------------------------------------------------------------------------------------
WHOLE UNIT PLAN                                             Number of       Number of              Total
(units in thousands and $ millions except per unit)              RTUs            PTUs      RTUs and PTUs
---------------------------------------------------------------------------------------------------------
Balance, beginning of period                                      648             683              1,331
Granted in the period                                               -               -                  -
Vested in the period                                                -               -                  -
Forfeited in the period                                           (15)            (18)               (33)
---------------------------------------------------------------------------------------------------------
Balance, end of period (1)                                        633             665              1,298
---------------------------------------------------------------------------------------------------------
Estimated distributions to vesting date (2)                       169             169                338
Estimated units upon vesting after distributions                  802             834              1,636
Performance multiplier (3)                                          -             1.6                  -
---------------------------------------------------------------------------------------------------------
Estimated total units upon vesting                                802           1,365              2,167
---------------------------------------------------------------------------------------------------------
Trust unit price at March 31, 2007                              21.25           21.25              21.25
Estimated total value upon vesting                               17.0            29.0               46.0
---------------------------------------------------------------------------------------------------------

   (1) Based on underlying units before performance multiplier and accrued distributions.
   (2) Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
   (3) The performance  multiplier only applies to PTUs and was estimated to be
       1.6 at March 31, 2007 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed at each period end based on management's best estimate of the performance multiplier at the time of vesting.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

News Release - May 8, 2007
Page 11
-------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN AS AT MARCH 31, 2007                             Performance Multiplier
                                                              -------------------------------------------
(units thousands and $ millions except per unit)                   -                1.0              2.0
---------------------------------------------------------------------------------------------------------
Estimated trust units to vest
              RTUs                                               802                802              802
              PTUs                                                 -                834            1,668
---------------------------------------------------------------------------------------------------------
TOTAL UNITS (1)                                                  802              1,636            2,470
---------------------------------------------------------------------------------------------------------
              Trust unit price (2)                             21.25              21.25            21.25
              Trust unit distributions per month (2)            0.20               0.20             0.20
---------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN UPON VESTING                           17.0               36.3             55.6
---------------------------------------------------------------------------------------------------------
              Officers                                           2.1               11.6             21.1
              Directors                                          1.3                1.3              1.3
              Staff                                             13.6               23.4             33.2
---------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS UNDER WHOLE UNIT PLAN (3)                        17.0               36.3             55.6
---------------------------------------------------------------------------------------------------------
              2007                                               7.3               10.5             13.6
              2008                                               6.2               13.8             21.5
              2009                                               3.5               12.0             20.5
---------------------------------------------------------------------------------------------------------

   (1) Includes an estimate of additional units to be issued for accrued distributions to vesting date.
   (2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future trust unit price of $21.25 per trust unit and distributions of $0.20 per trust unit per month based on current levels.
   (3) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operations.

Due to the variability in the future payments under the plan, the Trust estimates that payments could range from $17 million to $55.6 million from 2007 through 2009 based on the current trust unit price, distribution levels and a performance multiplier ranging from zero to two.

INTEREST EXPENSE
Interest expense increased to $9.9 million in the first quarter of 2007 from $7.6 million in the first quarter of 2006 due to an increase in short-term interest rates, and higher debt balances. The Trust's debt balance has remained relatively unchanged from year end as a result of funding 100 per cent of the first quarter capital program with cash flow and proceeds from the Distribution Reinvestment Program ("DRIP"). As at March 31, 2007, the Trust had $689.7 million of debt outstanding, of which $258.3 million was fixed at a weighted average rate of 5.1 per cent and $431.4 million was floating at current market rates plus a credit spread of 65 basis points. 71 per cent of the Trust's debt is denominated in U.S. dollars.

The following is a summary of the debt balance and interest expense for the first quarters of 2007 and 2006:

-----------------------------------------------------------------------------------------------------
                                                                  Three Months Ended March 31
-----------------------------------------------------------------------------------------------------
INTEREST EXPENSE
($ millions)                                           2007                 2006            % Change
-----------------------------------------------------------------------------------------------------
Period end debt balance (1)                           689.7                549.0                  26
     Fixed rate debt                                  258.3                268.4                  (4)
     Floating rate debt                               431.4                280.6                  54
-----------------------------------------------------------------------------------------------------
Interest expense                                        9.9                  7.6                  30
-----------------------------------------------------------------------------------------------------

   (1) Includes both long-term and current portions of debt.

FOREIGN EXCHANGE GAINS AND LOSSES
The Trust recorded a gain of $5 million ($0.86 per boe) on foreign exchange transactions compared to a loss of $5.6 million ($0.96 per boe) in for the first quarter of 2006. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated

News Release - May 8, 2007
Page 12
-------------------------------------------------------------------------------


transactions   such  as  interest   payments,   debt   repayments  and  hedging
settlements.

TAXES
In the first quarter of 2007, a future income tax recovery of $11.4 million was included in income compared to a $10.3 million recovery in the first quarter of 2006. The corporate income tax rate applicable to 2007 is 32.1 per cent as compared to the expected future tax rate of 29.3 per cent.

ARC does not anticipate any material cash income taxes will be paid for fiscal 2007. Due to the Trust's structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty and interest payments made between ARC Resources and the Trust.

The Trust is currently assessing various alternatives with respect to the potential implications of the proposed Trust taxation, therefore the Trust has not arrived at a final conclusion with respect to future Trust structure and implications to the Trust. As the tax proposals had not yet been substantively enacted as of March 31, 2007, the consolidated financial statements do not reflect the impact of the proposed taxation. If the proposed legislation is enacted, the Trust estimates that there would be a modest, one time increase in earnings and a future tax asset would be recognized as a result of timing differences within the Trust which have not been previously recognized.

Capital taxes were eliminated effective January 1, 2006 pursuant to the Federal Government budget of May 2, 2006.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") rate increased to $16.36 per boe in the first quarter of 2007 from $15.34 per boe in the first quarter of 2006. The higher DD&A rate is driven by an increase in the PP&E value on the Trust's balance sheet along with an increase in the future development costs and a slight decrease in proved reserves recorded in the Trust's January 1, 2007 reserve report.

A breakdown of the DD&A rate is a follows:
------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended March 31
------------------------------------------------------------------------------------------------------
DD&A RATE                                                  2007                2006          % Change
($ millions except per boe amounts)
------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                          91.6                86.5                 6
Accretion of asset retirement obligation (2)                2.9                 2.6                12
------------------------------------------------------------------------------------------------------
Total DD&A                                                 94.5                89.2                 6
DD&A rate per boe                                         16.36               15.34                 7
------------------------------------------------------------------------------------------------------

   (1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
   (2) Represents the accretion expense on the asset retirement obligation during the year.

CAPITAL EXPENDITURES AND NET ACQUISITIONS
Total capital expenditures, excluding acquisitions and dispositions, totaled $77.5 million in the first quarter of 2007 compared to $79 million in the first quarter of 2006. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, and the purchase of undeveloped acreage. The Trust also spent $0.2 million on minor property acquisitions in the first quarter of 2007 as compared to $27.6 million for the same period in 2006.

News Release - May 8, 2007
Page 13
-------------------------------------------------------------------------------


A breakdown of capital expenditures and net acquisitions is shown below:

--------------------------------------------------------------------------------------------------------------------------
                                                                                        Three Months Ended March 31
--------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ millions)                                                                         2007       2006             % Change
--------------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                                            4.9        2.7                   82
Drilling and completions                                                             55.1       55.4                   (1)
Plant and facilities                                                                 16.8       15.5                    8
Undeveloped land                                                                      0.2        4.9                  (96)
Other capital                                                                         0.5        0.5                    -
--------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                           77.5       79.0                   (2)
--------------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                                   0.2       33.8                  (99)
Producing property dispositions (1)                                                     -       (6.2)                (100)
--------------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                                      77.7      106.6                  (27)
--------------------------------------------------------------------------------------------------------------------------

   (1) Value is net of post-closing adjustments.

Approximately 74 per cent of the $77.5 million capital program was financed with cash flow from operations in the first quarter of 2007 compared to 88 per cent in the same period of 2006. The remainder of the program was financed through proceeds from the 2007 distribution reinvestment program and employee rights plan.

-------------------------------------------------------------------------------------------------------------------------
SOURCE OF FUNDING OF CAPITAL EXPENDITURES AND NET ACQUISITIONS
($ millions)
--------------------------------------------------------------------------- ---------------------------------------------
                                     THREE MONTHS ENDED MARCH 31, 2007             Three Months Ended March 31, 2006
--------------------------------------------------------------------------- ---------------------------------------------
                                DEVELOPMENT            NET           TOTAL     Development            Net          Total
                                    CAPITAL   ACQUISITIONS    EXPENDITURES         Capital   Acquisitions   Expenditures
--------------------------------------------------------------------------- ---------------------------------------------
Expenditures                           77.5            0.2            77.7            79.0           27.6          106.6
--------------------------------------------------------------------------- ---------------------------------------------
PER CENT FUNDED BY:
Cash flow                               74%              -             74%             88%              -            65%
Proceeds from DRIP and Rights
    Plan                                26%           100%             26%             12%            49%            22%
Debt                                      -              -               -               -            51%            13%
--------------------------------------------------------------------------- ---------------------------------------------
                                       100%           100%            100%            100%           100%           100%
--------------------------------------------------------------------------- ---------------------------------------------

LONG-TERM INVESTMENT
The Trust continues to hold a $20 million investment in the shares of a private company that is involved in the acquisition of oil sands leases with development potential as at March 31, 2007. On April 27, 2007, the private company announced that they had entered into negotiations to sell all outstanding shares of the company in a transaction that is expected to close in June 2007. Based on the offer price, ARC would expect to record a cash gain of approximately $13 million in the second quarter of 2007, with total proceeds of $33 million recorded as part of cash flow from investing activities.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND
At March 31, 2007, the Trust has recorded an Asset Retirement Obligation ("ARO") of $173 million ($167 million at March 31, 2006) for future abandonment and reclamation of the Trust's properties. The 2007 ARO increased as a result of wells drilled during 2006 and the first quarter of 2007 as well as property and corporate acquisitions completed in 2006 and the first quarter of 2007. The ARO further increased by $2.9 million for accretion expense in the first quarter of 2007 ($2.6 million in the first quarter of 2006) and was reduced by $4.7 million ($1.3 million in 2006) for actual abandonment expenditures incurred throughout the first quarter. The Trust did not record a gain or loss on actual abandonment expenditures incurred as the costs closely approximated the liability value included in the ARO.

In total, ARC contributed $3 million cash to its reclamation funds in the first quarter of 2007 ($1.5 million in 2006) and earned interest of $0.3 million ($0.2 million in 2006) on the fund balances. The increase in funding is attributed to the Redwater fund. The fund balances were reduced by $2.1 million for cash-funded abandonment expenditures in the first quarter of 2007 ($1.2 million in 2006).

News Release - May 8, 2007
Page 14
-------------------------------------------------------------------------------


A breakdown of the Trust's capital structure is as follows as at March 31, 2007 and December 31, 2006:

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

-----------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE AND LIQUIDITY                                          MARCH 31,      December 31,
($ millions except per unit and per cent amounts)                             2007              2006
-----------------------------------------------------------------------------------------------------
Revolving credit facilities                                                  431.4             426.1
Senior secured notes                                                         258.3             261.0
Working capital deficit excluding short-term debt (1)                         40.0              52.0
-----------------------------------------------------------------------------------------------------
Net debt obligations                                                         729.7             739.1
Units outstanding and issuable for exchangeable shares (thousands)           208.7             207.2
Market price per unit at end of period                                       21.25             22.30
Market value of units and exchangeable shares at end of period             4,434.9           4,620.0
Total capitalization (2)                                                   5,164.6           5,359.1
-----------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                             14.1%             13.8%
Net debt obligations                                                         729.7             739.1
Cash flow from operations                                                    183.8             760.6
Net debt to annualized cash flow                                               1.0               1.0
-----------------------------------------------------------------------------------------------------

   (1) The working capital deficit excludes the balances for risk management contracts.
   (2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Net debt levels at March 31, 2007 have remained constant as a percentage of total capitalization since December 31, 2006 as a result of funding 100 per cent of the 2007 first quarter capital program with cash flow and proceeds of the DRIP program.

The Trust has a syndicated three year revolving credit facility allowing for maximum borrowing of up to $800 million. This was increased from $572 million at year end 2006. The debt is secured by all the Trust's oil and gas properties and is subject to the same major covenants as the prior credit facility described in the MD&A as at December 31, 2006.

In addition to the $800 million credit facility, the Trust has issued senior secured notes that do not reduce the available borrowings under the credit facility. As at March 31, 2007, the Trust had $376.3 million of available borrowings under the current credit facility.

The Trust intends to finance its $360 million 2007 capital program with cash flow and the proceeds of the distribution reinvestment program with any remainder being financed with debt.

UNITHOLDERS' EQUITY
At March 31, 2007, there were 208.7 million units issued and issuable for exchangeable shares, an increase from 207.2 million units from December 31, 2006. The increase in number of units outstanding is mainly attributable to the
1.4 million units issued pursuant to the DRIP during 2007 at an average price of $20.07 per unit.

The Trust had 0.3 million rights outstanding as of March 31, 2007 under an employee plan where further rights issuances were discontinued in 2004. The remaining rights may be purchased at an average adjusted exercise price of $9.24 per unit as at March 31, 2007. All of the rights were fully vested at March 31, 2007. The contractual life of the rights varies by series but all will expire on or before March 22, 2009.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first quarter of 2007, the Trust raised proceeds of $27.1 million and issued 1.4 million units pursuant to the DRIP.

News Release - May 8, 2007
Page 15
-------------------------------------------------------------------------------


DISTRIBUTIONS
ARC declared distributions of $123.1 million ($0.60 per unit), representing 67 per cent of first quarter 2007 cash flow from operations compared to distributions of $119.9 million ($0.60 per unit), representing 63 per cent of cash flow from operations in the first quarter of 2006. The remaining 33 per cent of first quarter 2007 cash flow ($60.7 million) was used to fund 74 per cent of ARC's 2007 year to date capital expenditures and make contributions, including interest, to the reclamation funds ($3.3 million).

Monthly distributions for the first quarter of 2007 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The items that may be deducted from cash flow to arrive at distributions to unitholders and the methodology used to determine distributions is detailed in the Trust's December 31, 2006 MD&A.

Cash flow and distributions in total and per unit were as follows:

-----------------------------------------------------------------------------------------------------------------
CASH FLOW AND DISTRIBUTIONS                      Three Months Ended March 31         Three Months Ended March 31
                                                        ($ millions)                         ($ per unit)
                                            ----------------------------------- ---------------------------------
($ millions and $ per unit)                     2007       2006       % Change       2007       2006    % Change
------------------------------------------------------------------------------- ---------------------------------
Cash flow from operations                      183.8      191.2      (4)             0.88       0.94         (6)
Reclamation fund contributions (1)              (3.3)      (1.7)     94             (0.02)     (0.01)       100
Capital expenditures funded with cash flow     (57.4)     (69.6)    (18)            (0.28)     (0.34)       (18)
Other (2)                                        -          -         -              0.02       0.01        100
------------------------------------------------------------------------------- ---------------------------------
Distributions                                  123.1      119.9       3              0.60       0.60          -
------------------------------------------------------------------------------- ---------------------------------

   (1) Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
   (2) Other represents the difference due to distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average outstanding units in the year plus units issuable for exchangeable shares at year end.

2007 MONTHLY DISTRIBUTIONS

Actual distributions paid and payable in 2007 along with relevant payment dates are as follows:

-----------------------------------------------------------------------------------------------------------------
Ex-distribution Date          Record Date                   Distribution Payment Date         Total Distribution
-----------------------------------------------------------------------------------------------------------------
January 29, 2007              January 31, 2007              February 15, 2007                      0.20
February 26, 2007             February 28, 2007             March 15, 2007                         0.20
March 28, 2007                March 31, 2007                April 16, 2007                         0.20
April 26, 2007                April 30, 2007                May 15, 2007                           0.20
May 29, 2007                  May 31, 2007                  June 15, 2007                          0.20*
June 27, 2007                 June 30, 2007                 July 16, 2007                          0.20*
July 27, 2007                 July 31, 2007                 August 15, 2007
August 29, 2007               August 31, 2007               September 17, 2007
September 26, 2007            September 30, 2007            October 15, 2007
October 29, 2007              October 31, 2007              November 15, 2007
November 28, 2007             November 30, 2007             December 17, 2007
December 27, 2007             December 31, 2007             January 15, 2008
-----------------------------------------------------------------------------------------------------------------
*Estimated

Please refer to the Trust's website at WWW.ARCENERGYTRUST.COM for details on distributions dates for 2007.

TAXATION OF DISTRIBUTIONS
Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the units held. For 2007, it is estimated that distributions paid in the calendar year will be 95 per cent return on capital (taxable) and five per cent return of capital (tax deferred).For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental

News Release - May 8, 2007
Page 16
-------------------------------------------------------------------------------


obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

Following is a summary of the Trust's contractual obligations and commitments as at March 31, 2007:

----------------------------------------------------------------------------------------------------------
                                                        Payments Due By Period
----------------------------------------------------------------------------------------------------------
($ millions)                                   2007      2008-2009      2010-2011    Thereafter     Total
----------------------------------------------------------------------------------------------------------
Debt repayments (1)                            17.4           25.8          473.6         172.9     689.7
Interest payments (2)                          10.0           21.5           18.1          20.8      70.4
Reclamation fund contributions (3)              4.5           11.1            9.5          76.2     101.3
Purchase commitments                           10.1            8.4            3.4           6.8      28.7
Operating leases                                3.8            9.0            4.4             -      17.2
Derivative contract premiums (4)               13.3            5.5              -             -      18.8
Retention bonuses                               1.0              -              -             -       1.0
----------------------------------------------------------------------------------------------------------
Total contractual obligations                  60.1           81.3          509.0         276.7     927.1
----------------------------------------------------------------------------------------------------------

  (1)  Long-term and short-term debt, excluding interest.
  (2)  Fixed interest payments on Senior secured notes.
  (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property. (4) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The above noted debt repayments include the revolving credit facility. The lenders review the credit facility each year and determine whether they will extend the revolving periods for another year. In the event that the credit facility is not extended at any time before the maturity date, the loan balance will become payable on the maturity date which is April 15, 2010.

The above noted derivative contract premiums are part of the Trust's commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at March 31, 2007 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2007 capital budget has been approved by the Board at $360 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the following table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

OFF BALANCE SHEET ARRANGEMENTS
The Trust has certain lease agreements which aggregate to less than $0.5 million and were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2007.

CRITICAL ACCOUNTING ESTIMATES
The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

News Release - May 8, 2007
Page 17
-------------------------------------------------------------------------------


The Trust's financial and operating results incorporate certain estimates including:

o estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

o   estimated capital expenditures on projects that are in progress;

o estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

o   estimated  fair  values  of  derivative   contracts  that  are  subject  to
    fluctuation depending upon the underlying commodity prices and foreign exchange rates;

o estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

o estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

INTERNAL CONTROLS UPDATE
ARC is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). The 2007 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust's internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first quarter of 2007.

FINANCIAL REPORTING UPDATE
During 2007, the Trust  completed the  implementation  of the new CICA Handbook
Section 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges that deal with the recognition and measurement of financial instruments at fair value and comprehensive income. See the "Impact of New Financial Instruments Accounting Standards" in this MD&A and notes 2 and 8 in the Notes to the Unaudited Consolidated Financial Statements for further details.

During the second quarter of 2006, presentation changes were made to combine the previously reported accumulated earnings and accumulated cash distribution figures on the balance sheet into a single deficit balance. Numbers presented for comparative purposes have been restated to reflect this change in presentation.

ACCOUNTING CHANGES
Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in net income. In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

FUTURE ACCOUNTING CHANGES
On December 1, 2006, the CICA issued three new accounting  standards:  Handbook
Section 1535, Capital Disclosures, Section 3862, Financial instruments - Disclosures, and Section 3863, Financial instruments - Presentations. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust's financial statements.

News Release - May 8, 2007
Page 18
-------------------------------------------------------------------------------


Sections 3862 and 3863 specify a revised and enhanced disclosure on financial instruments. Increased disclosure will be required on the nature and extent of risks arising from financial instruments and how the entity manages those risks.


OBJECTIVES AND 2007 OUTLOOK

SUSTAINABILITY
It is the Trust's objective to provide superior and sustainable long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust acquires, develops and optimizes oil and natural gas properties in predominantly mature areas to generate a cash flow stream. Due to natural production declines, the Trust must continually develop its reserves and/or acquire new reserves in an effort to maintain reserves, production and cash flow levels on which distributions are paid. The Trust facilitates this by withholding a portion of cash flow to fund a portion of ongoing capital development activities and maintaining moderate debt levels; this is evidenced by the Trust's low payout ratio. Oil and gas royalty trusts hold assets that are depleting and unitholders should expect production, revenue, cash flow and distributions to decline over the long-term if reserves cannot be economically replaced. The Trust has an inventory of internal development prospects that will enable the Trust to maintain production at approximately current levels for a minimum period of two years. The Trust anticipates employing a conservative payout policy to provide for cash funding of a portion of ongoing capital development programs and maintaining low debt levels to facilitate further growth. The Trust measures its sustainability and success in terms of per unit distributions, production, reserves, and cash flow in addition to the ability to maintain low debt levels and the annual replacement of reserves.

Following is a summary of the historical quarterly production per unit, cash flow and payout ratios:

----------------------------------------------------------------------------------------------------------------
PER TRUST UNIT RATIOS                                                                                Trailing 5
                                      Q1 2007    Q4 2006       Q3 2006       Q2 2006      Q1 2006      Quarters
----------------------------------------------------------------------------------------------------------------
Production per unit(1):
Unadjusted                               0.31       0.31          0.30          0.30         0.32             -
Debt-adjusted(2)                         0.27       0.27          0.28          0.27         0.29             -
Normalized (3)                           0.31       0.31          0.32          0.33         0.34             -
----------------------------------------------------------------------------------------------------------------
Cash flow per unit                       0.88       0.85          0.98          0.96         0.94             -
Distributions per unit                   0.60       0.60          0.60          0.60         0.60          3.00
Payout ratio per cent (4)                  67         70            61            62           63            64
Per cent of cash flow retained             33         30            39            38           37            36
----------------------------------------------------------------------------------------------------------------

   (1) Represents daily average production per thousand units. Calculated based on annual daily average production divided by weighted average units outstanding including trust units issuable for exchangeable shares.
   (2) Debt-adjusted indicates that all years as presented have been adjusted to reflect a nil net debt to capitalization. It is assumed that additional trust units were issued at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to reduce the net debt balance to zero in each year. The debt-adjusted amounts are presented to enable comparability of annual per unit values.
   (3) Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional units were issued (or repurchased) at a quarterly average price for the production per unit calculation in order to reduce the net debt balance to 15 per cent of total capitalization each quarter. The normalized amounts are presented to enable comparability of annual per unit values.
   (4) Calculated as distributions divided by cash flow from operations.

Please refer to the Trust's 2006 year end MD&A for a summary of the annual historical debt-adjusted and normalized reserves per unit and reserve life index on which the Trust assesses performance and sustainability.

Since the first quarter of 2006, the Trust's normalized production per unit has decreased only slightly from 0.34 to 0.31 boe of daily average production per thousand trust units. The maintenance of production per unit occurred even with the payout of $607.3 million of distributions ($3.00 per trust unit and 64 per cent of cash flow) during the same time period. This indicates that the Trust has grown production levels to offset natural production declines. The debt-adjusted production per unit is a key measure as it indicates the ability to generate cash flow from core operations which in turn impacts the level of cash that may be distributed to unitholders. The Trust expects to replace production during the rest of 2007 from internal development opportunities.

To compare the Trust's results with oil and gas companies that retain all of their cash flow to grow production and reserves, the Trust looks at normalized

News Release - May 8, 2007
Page 19
-------------------------------------------------------------------------------


and distribution-adjusted production per unit that calculates the total production per initial investment with the assumption that distributions are reinvested through the DRIP plan. Consequently, the production per initial investment increases over time as the investor's number of trust units increases with distribution reinvestment. A unitholder can replicate this by participating in the DRIP so that the number of units they own increases over time.

The Trust's distribution policy centres around the goal of providing a consistent and sustainable level of distributions to unitholders and to provide for future growth. The payout ratio is indicative of the Trust's commitment to fund a portion of ongoing development activities with cash flow to enable long-term sustainability. On an annual basis, the Trust's payout ratio has declined over time as the Trust has addressed the issue of long-term sustainability while setting distribution levels. This has allowed the Trust to maintain stable distributions during the last five quarters.

An additional measure of sustainability is the comparison of net income to distributions. Net income is an accounting measure that incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operations measures the cash generated in a given period before the cost of the associated reserves. As net income is sensitive to fluctuations in commodity prices, it is expected that there will be deviations between annual net income and distributions. The following table illustrates the annual excess or
shortfall   of   distributions   to  net  income  as  a  measure  of  long-term
sustainability.

-----------------------------------------------------------------------------------------------------------------
NET INCOME AND DISTRIBUTIONS                            Q1        Q4         Q3         Q2      Q1    Trailing 5
($ millions except per cent)                          2007      2006       2006       2006    2006      Quarters
-----------------------------------------------------------------------------------------------------------------
Net income                                            83.3      56.6      116.9      182.5   104.1         543.4
Distributions                                        123.1     122.3      121.4      120.6   119.9         607.3
-----------------------------------------------------------------------------------------------------------------
Excess (shortfall)                                   (39.8)   (65.7)       (4.5)      61.9   (15.8)        (63.9)
Excess (shortfall) as per cent of net income           (48)    (116)         (4)        34     (15)          (12)
Payout ratio  (per cent)                                67        70         61         62      63            64
-----------------------------------------------------------------------------------------------------------------

2007 GUIDANCE
Following is a summary of the Trust's 2007 Guidance issued by way of news release on November 2, 2006, revised 2007 guidance and actual results for the first quarter of 2007:

-----------------------------------------------------------------------------------------------------------------
                                                                   2007
                                                                Revised                  2007
                                                               Guidance     Previous Guidance     Actual Q1 2007
-----------------------------------------------------------------------------------------------------------------
Production (boe/d)                                               63,000                63,000             64,175
-----------------------------------------------------------------------------------------------------------------
Expenses ($/boe):
     Operating costs                                               8.95                  8.95               8.99
     Transportation                                                0.70                  0.70               0.81
     G&A expenses - cash                                           2.15                  2.25               1.52
     G&A expenses - stock compensation plans                       0.10                  0.20               0.06
     Interest                                                      1.70                  1.50               1.72
     Taxes                                                         0.00                  0.00               0.00
Annual capital expenditures                                         360                   360               77.5
     ($ millions)
Weighted average trust units
     and units issuable (millions)                                  210                   208                208
-----------------------------------------------------------------------------------------------------------------

Variances in the 2007 actual results as compared to guidance are as follows:

o Operating costs were in line with guidance. The Trust is continually investigating cost control initiatives in order to address ongoing pressures in the service industry. Second and third quarter operating costs are expected to be higher than guidance due to scheduled maintenance activities, however, annual operating costs are currently expected to be in line with our published guidance of $8.95 per boe.

o Transportation costs were higher than guidance due to an increase in oil volumes being trucked in Saskatchewan in response to the Enbridge pipeline restrictions. Annual costs are still expected to be in line with our guidance of $0.70 per boe.

News Release - May 8, 2007
Page 20
-------------------------------------------------------------------------------


o Cash G&A expenses were lower than guidance due to higher operating recoveries attributed to high levels of capital and operating activity in the first quarter. In addition, guidance figures include the cash LTIP payments that only occur in April and October and were originally forecast to be approximately $0.55 per boe for 2007. Due to the devaluation of the unit price in the fourth quarter of 2006, we now forecast the LTIP cash payment amounts to be approximately $0.45 per boe and thus we have revised our cash G&A guidance for 2007 downwards to $2.15 per boe.

o Non-cash G&A expenses were lower than guidance due to the decline in the value of the Trust's whole unit plan following the Federal Government's proposed Trust taxation announcement on October 31, 2006. As the value of the whole unit plan is dependent upon the trust unit price, there was a considerable decrease in the first quarter non-cash whole unit plan expense. Accordingly, we have lowered our guidance for the non-cash portion of the whole unit plan to $0.10 per boe for 2007.

o Interest expense was higher than guidance due to increased short-term interest rates and bank fees associated with the annual credit facility renewal that occurred in the first quarter. In addition, ARC's net debt balance has increased compared to original guidance levels as a result of lower commodity prices in the fourth quarter of 2006 and the first quarter of 2007. As a result we have increased interest expense guidance to $1.70 per boe.

o We have increased our guidance for weighted average trust units and units issuable to 210 million from 208 million for 2007 as a result of units issued under the DRIP program during the first quarter of 2007 that exceeded our original estimates.

o   The Trust expects to spend the full $360 million capital budget  throughout
    2007.

o See the "Objectives and 2007 Outlook" section in the Trust's annual 2006 MD&A for additional discussion on the Trust's key objectives.

ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2006 Annual Report MD&A for a detailed assessment.

FORWARD-LOOKING STATEMENT
This discussion and analysis contains forward-looking statements as to the Trusts internal projections, expectations or beliefs relating to future events or future performance within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the
Securities  Act  (Ontario).  In some cases,  forward-looking  statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise.

ADDITIONAL INFORMATION
Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.

News Release - May 8, 2007
Page 21
-------------------------------------------------------------------------------


QUARTERLY HISTORICAL REVIEW

-------------------------------------------------------------------------------------------------------------------------------
(CDN $ millions, except per
unit amounts)                                       2007                       2006                         2005
--------------------------------------------------------- --------------------------------------- -----------------------------
FINANCIAL                                             Q1          Q4       Q3        Q2        Q1        Q4        Q3        Q2
Revenue before royalties                           307.8       292.5    312.3     306.7     318.9     365.3     310.2     251.6
     Per unit (1)                                   1.48        1.42     1.52      1.51      1.58      1.89      1.62      1.32
Cash flow                                          183.8       174.4    200.3     194.7     191.2     207.6     168.1     121.8
     Per unit - basic (1)                           0.88        0.85     0.98      0.96      0.94      1.07      0.88      0.64
     Per unit - diluted                             0.88        0.84     0.97      0.95      0.94      1.07      0.87      0.63
Net income                                          83.3        56.6    116.9     182.5     104.1     130.5     114.6      73.2
     Per unit - basic (2)                           0.41        0.28     0.58      0.91      0.52      0.68      0.61      0.39
     Per unit - diluted                             0.41        0.28     0.58      0.91      0.52      0.68      0.59      0.39
Distributions                                      123.1       122.3    121.4     120.6     119.9     115.7      92.6      84.5
     Per unit (3)                                   0.60        0.60     0.60      0.60      0.60      0.60      0.49      0.45
Total assets                                     3,450.1     3,479.0  3,335.8   3,277.8   3,279.7   3,251.2   2,483.5   2,427.5
Total liabilities                                1,526.6     1,550.6  1,371.3   1,339.9   1,434.1   1,415.5     912.2     895.2
Net debt outstanding (4)                           729.7       739.1    579.7     567.4     598.9     578.1     357.6     366.2
Weighted average units (5)                         207.9       206.5    205.1     203.7     202.5     193.4     191.7     190.3
Units outstanding and issuable (5)                 208.7       207.2    205.7     204.4     203.1     202.0     192.1     191.3
--------------------------------------------------------- --------------------------------------- ------------------------------
CAPITAL EXPENDITURES
Geological and geophysical                           4.9         3.7      2.2       2.8       2.7       3.0       2.3       2.7
Land                                                 0.2        11.8      1.4      14.3       4.9       5.5       2.0       0.8
Drilling and completions                            55.1        79.1     76.2      29.8      55.4      60.3      63.6      32.7
Plant and facilities                                16.8        26.5     24.6      10.9      15.6      17.0      14.8       8.7
Other capital                                        0.5         0.8      0.5       0.8       0.5       2.0       0.3       0.6
Total capital expenditures                          77.5       121.9    104.9      58.6      79.1      87.8      83.0      45.5
Property acquisitions (dispositions) net             0.2        76.4      8.4       2.8      27.6       3.0       5.9      78.7
Corporate acquisitions (6)                             -        16.6        -         -         -     462.8         -      42.2
Total capital expenditures and net acquisitions     77.7       214.9    113.3      61.4     106.7     553.6      88.9     166.4
--------------------------------------------------------- --------------------------------------- ------------------------------
OPERATING
Production
     Crude oil (bbl/d)                            29,520      29,605   29,108    27,805    29,651    25,534    23,513    22,046
     Natural gas (mmcf/d)                          183.0       179.5    173.4     178.5     185.0     177.9     168.2     173.1
     Natural gas liquids (bbl/d)                   4,161       4,144    4,166     4,247     4,120     3,943     4,047     3,962
     Total (boe per day 6:1)                      64,175      63,663   62,178    61,803    64,600    59,120    55,592    54,860
Average prices
     Crude oil ($/bbl)                             60.79       58.26    71.84     71.86     59.53     62.12     69.37     58.37
     Natural gas ($/mcf)                            7.75        6.99     6.10      6.35      8.40     12.05      9.08      7.42
     Natural gas liquids ($/bbl)                   48.04       46.51    56.60     54.44     52.91     57.14     50.43     46.13
     Oil equivalent ($/boe)                        53.29       49.94    54.59     54.54     54.86     67.16     60.66     50.40
--------------------------------------------------------- --------------------------------------- ------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                                               23.02       29.22    30.74     28.61     27.51     27.58     24.20     20.30
Low                                                20.05       19.20    25.25     24.35     25.09     20.45     19.94     16.88
Close                                              21.25       22.30    27.21     28.00     27.36     26.49     24.10     19.94
Average daily volume (thousands)                     658       1,125      614       548       546       653       599       605
--------------------------------------------------------- --------------------------------------- ------------------------------

   (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
   (2) Net income per unit is based on net income after non-controlling interest divided by weighted average units (excluding units issuable for exchangeable shares).
   (3) Based on number of trust units outstanding at each distribution date.
   (4) Net debt excludes unrealized risk management contracts asset and liability.
   (5) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
   (6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

News Release - May 8, 2007
Page 22
-------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
As at March 31 and December 31 (unaudited)


($CDN millions)                                                                  2007                 2006
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                           $            -      $         2.8
     Accounts receivable                                                          130.4              129.8
     Prepaid expenses                                                              19.4               18.4
     Risk management contracts (Note 8)                                            13.0               25.7
------------------------------------------------------------------------------------------------------------
                                                                                  162.8              176.7
Reclamation funds (Note 3)                                                         32.1               30.9
Property, plant and equipment                                                   3,077.6            3,093.8
Long-term investment (Note 4)                                                      20.0               20.0
Goodwill                                                                          157.6              157.6
------------------------------------------------------------------------------------------------------------
Total assets                                                             $      3,450.1      $     3,479.0
============================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities (Note 5)                   $        148.6      $       162.1
     Distributions payable                                                         41.2               40.9
     Risk management contracts (Note 8)                                            34.1               34.4
------------------------------------------------------------------------------------------------------------
                                                                                  223.9              237.4
Long-term debt (Note 6)                                                           689.7              687.1
Accrued long-term incentive compensation (Note 14)                                 14.7               14.6
Asset retirement obligations (Note 7)                                             173.0              177.3
Future income taxes                                                               425.3              434.2
------------------------------------------------------------------------------------------------------------
Total liabilities                                                               1,526.6            1,550.6
------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 16)

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 9)                                                  39.7               40.0

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 10)                                             2,378.6            2,349.2
     Contributed surplus (Note 13)                                                  2.2                2.4
     Deficit (Note 11)                                                           (503.0)            (463.2)
     Accumulated other comprehensive income (Note 2)                                6.0                  -
------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                       1,883.8            1,888.4
------------------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                                $      3,450.1      $     3,479.0
============================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 8, 2007
Page 23
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the three months ended March 31 (unaudited)

($CDN millions, except per unit amounts)                                        2007                  2006
------------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas and natural gas liquids                          $       307.8         $       318.9
     Royalties                                                                 (55.8)                (62.2)
------------------------------------------------------------------------------------------------------------
                                                                               252.0                 256.7
     Gain (loss) on risk management contracts (Note 8)
               Realized                                                          7.0                  (1.4)
               Unrealized                                                      (20.9)                  5.1
------------------------------------------------------------------------------------------------------------
                                                                               238.1                 260.4
------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                                              4.7                   3.5
     Operating                                                                  51.9                  45.4
     General and administrative                                                  9.1                  13.2
     Interest on long-term debt (Note 6)                                         9.9                   7.6
     Depletion, depreciation and accretion                                      94.5                  89.2
     (Gain) loss on foreign exchange                                            (5.0)                  5.6
------------------------------------------------------------------------------------------------------------
                                                                               165.1                 164.5
------------------------------------------------------------------------------------------------------------
Income before taxes                                                             73.0                  95.9
Capital and other taxes                                                            -                  (0.6)
Future income tax recovery                                                      11.4                  10.3
------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                                      84.4                 105.6
Non-controlling interest (Note 9)                                               (1.1)                 (1.5)
------------------------------------------------------------------------------------------------------------
Net Income                                                             $        83.3         $       104.1
============================================================================================================

Deficit, beginning of period                                           $      (463.2)        $      (439.1)
Distributions paid or declared (Note 12)                                      (123.1)               (119.9)
------------------------------------------------------------------------------------------------------------
Deficit, end of period (Note 11)                                       $      (503.0)        $      (454.9)
============================================================================================================

------------------------------------------------------------------------------------------------------------
Net income per unit (Note 15)
     Basic                                                             $        0.41         $        0.52
     Diluted                                                           $        0.41         $        0.52
============================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 8, 2007
Page 24
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
For the three months ended March 31 (unaudited)


($CDN millions, except per unit amounts)                                           2007             2006
----------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax
     Gain on financial instruments designated as cash flow hedges          $        1.2      $         -
     Loss on financial instruments designated as cash flow hedges in
          prior periods realized in net income in the current period               (0.1)               -
----------------------------------------------------------------------------------------------------------
Other comprehensive income                                                 $        1.1      $         -
==========================================================================================================

Accumulated other comprehensive income, beginning of period                $          -      $         -
     Application of initial adoption                                                4.9                -
----------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income, end of period                      $        6.0      $         -
==========================================================================================================

See accompanying notes to consolidated financial statements

News Release - May 8, 2007
Page 25
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31 (unaudited)

($CDN millions)                                                                    2007               2006
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                               $         83.3      $       104.1
Add items not involving cash:
     Non-controlling interest (Note 9)                                              1.1                1.5
     Future income tax recovery                                                   (11.4)             (10.3)
     Depletion, depreciation and accretion                                         94.5               89.2
     Non-cash loss (gain) on risk management contracts (Note 8)                    20.9               (5.1)
     Non-cash (gain) loss on foreign exchange                                      (5.2)               5.6
     Non-cash trust unit incentive compensation (Notes 13 and 14)                   0.6                6.2
Expenditures on site restoration and reclamation (Note 7)                          (4.7)              (1.3)
Change in non-cash working capital                                                 (6.8)              (0.9)
-----------------------------------------------------------------------------------------------------------
                                                                                  172.3              189.0
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt under revolving credit facilities, net                   7.8               16.8
Issue of trust units                                                                1.1                2.8
Trust unit issue costs                                                                -               (0.2)
Cash distributions paid, net of distribution reinvestment (Note 12)               (96.2)             (99.7)
Change in non-cash working capital                                                  1.7                4.0
-----------------------------------------------------------------------------------------------------------
                                                                                  (85.6)             (76.3)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties                                (0.2)             (28.8)
Proceeds on disposition of petroleum and natural gas properties                                        1.2
Capital expenditures                                                              (77.3)             (78.6)
Net reclamation fund contributions (Note 3)                                        (1.2)              (0.4)
Change in non-cash working capital                                                (10.8)               2.6
-----------------------------------------------------------------------------------------------------------
                                                                                  (89.5)            (104.0)
-----------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (2.8)               8.7
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      2.8                  -
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $            -      $         8.7
============================================================================================================

See accompanying notes to consolidated financial statements


News Release - May 8, 2007
Page 26
-------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006 (unaudited)
(all tabular amounts in CDN$ millions, except per unit and volume amounts)


1.   SUMMARY OF ACCOUNTING POLICIES

The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in Note 2. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2006 annual report.

2.   NEW ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):
Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, and Section 1506, Accounting Changes. These new accounting standards have been adopted prospectively and, accordingly, comparative amounts for prior periods have not been restated. The standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.

COMPREHENSIVE INCOME

Section 1530 introduces Comprehensive Income, which consists of Net Income and Other Comprehensive Income ("OCI"). OCI represents changes in Unitholders' Equity from transactions and other events with non-owner sources, and includes unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments that qualify for hedge accounting. These items are excluded from Net Income calculated in accordance with GAAP. We have included in our Interim Consolidated Financial Statements a Consolidated Statement of Other Comprehensive Income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI"), which is presented as a new category within Unitholders' Equity on the Consolidated Balance Sheet.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.
Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Net Income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair values with unrealized gains and losses recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of derivative instruments are recognized in Net Income with the exception of derivatives designated as effective cash flow hedges.

HEDGES

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Trust has currently designated its financial electricity contracts as an effective cash flow hedge.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in Net Income. When hedge accounting is discontinued, the

News Release - May 8, 2007
Page 27
-------------------------------------------------------------------------------

amounts previously recognized in AOCI are reclassified to Net Income during the periods when the variability in the cash flows of the hedged item affects Net Income. Gains and losses on derivatives are reclassified immediately to Net Income when the hedged item is sold or early terminated.

IMPACT

As a result of these changes in accounting policies, on January 1, 2007 the Trust has recorded $4.9 million in application of initial adoption in AOCI to reflect the opening fair value of its cash flow hedges, net of tax, which was previously not recorded on the consolidated financial statements. The Trust has also recorded an increase of $7 million to its risk management asset and an increase of $2.1 million to its future income tax liability.

ACCOUNTING CHANGES

Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in Net Income. In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

FUTURE ACCOUNTING CHANGES

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial instruments - Disclosures, and Section 3863, Financial instruments - Presentations. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust's financial statements.

Sections 3862 and 3863 specifies a revised and enhanced disclosure on financial instruments. This Section will require the Trust to increase disclosure on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.   RECLAMATION FUNDS

                                                         MARCH 31, 2007                December 31, 2006
     -----------------------------------------------------------------------------------------------------
                                                  UNRESTRICTED     RESTRICTED   Unrestricted    Restricted
     -----------------------------------------------------------------------------------------------------
     Balance, beginning of period                  $      24.8       $    6.1     $     23.5     $       -
     Contributions                                         3.0              -            6.0           6.1
     Reimbursed expenditures (1)                          (1.5)          (0.6)          (5.7)            -
     Interest earned on funds                              0.2            0.1            1.0             -
     -----------------------------------------------------------------------------------------------------
     Balance, end of period                        $      26.5       $    5.6     $      24.8    $     6.1
     =====================================================================================================

     (1) Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

4.   LONG-TERM INVESTMENT

     During 2006 the Trust entered into an equity investment in a private oil sands company in the amount of $20 million. The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company.

News Release - May 8, 2007
Page 28

-------------------------------------------------------------------------------

5.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                  MARCH 31, 2007         December 31, 2006
     -----------------------------------------------------------------------------------------------------
     Trades payable                                               $        32.8              $        39.0
     Accrued liabilities                                                   99.2                      108.8
     Current portion of accrued long-term incentive compensation           12.1                       11.5
     Interest payable                                                       3.5                        1.8
     Retention bonuses                                                      1.0                        1.0
     -----------------------------------------------------------------------------------------------------
     Total accounts payable and accrued liabilities               $       148.6              $       162.1
     =====================================================================================================

     The current portion of accrued long-term incentive compensation represents the current portion of the Trust's estimated liability for the Whole Unit Plan as at March 31, 2007 (see Note 14). This amount is payable in 2007.

6.   LONG-TERM DEBT

                                                                  MARCH 31, 2007         December 31, 2006
     -----------------------------------------------------------------------------------------------------
     Revolving credit facilities
         Syndicated credit facility (1)                           $       423.7              $       425.0
         Working capital facility                                           7.7                        1.1
     Senior secured notes
         5.42%USD Note                                                     86.4                       87.4
         4.94% USD Note                                                    27.7                       28.0
         4.62% USD Note                                                    72.1                       72.8
     5.10% USD Note                                                        72.1                       72.8
     -----------------------------------------------------------------------------------------------------
     Total long term debt outstanding                             $       689.7              $       687.1
     =====================================================================================================

     (1) Amount borrowed under the syndicated credit facility includes $2.8 million of outstanding cheques in excess of bank balance.

     During  the  first  quarter  for  2007,  the Trust  renewed  its  secured, extendible, financial covenant-based syndicated credit facility. In conjunction with the renewal, the Trust increased the total commitment available under the credit facility from $572 million to $800 million and extended its maturity date to April 15, 2010. As at March 31, 2007, the Trust had $423.7 million drawn on this facility. The credit facility is extendible annually and security is in the form of floating charges on all lands and assignments.

     Various borrowing options exist under the credit facility including prime rate advances, bankers' acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

     The following represents the significant financial covenants governing the credit facility:

          o Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

          o Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

          o Long-term debt and letters of credit not to exceed 50 per cent of unitholders' equity and long-term debt, letters of credit, and subordinated debt.

     In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively for a maximum period of two fiscal quarters following the closing of the material acquisition. As at March 31, 2007, the Trust was in compliance with all covenants and had $4.7 million in letters of credit and no subordinated debt.

     During the first quarter of 2007, the weighted-average effective interest rate under the credit facility was 5.5 per cent (4.4 per cent in the first three months of 2006).

     Amounts due under the senior secured notes in the next 12 months of US$6 million have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

     Interest paid during the period did not differ significantly from interest expense.

7.   ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the Trust's asset retirement obligations:

News Release - May 8, 2007
Page 29
-------------------------------------------------------------------------------


                                                                  MARCH 31, 2007         December 31, 2006
     ------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                 $       177.3             $        165.1
     Increase in liabilities relating to corporate acquisitions               -                        4.9
     Increase in liabilities relating to development activities             0.5                        2.8
     (Decrease) increase in liabilities relating to change in estimate     (3.0)                       4.0
     Settlement of liabilities during the year                             (4.7)                     (10.6)
     Accretion expense                                                      2.9                       11.1
     ------------------------------------------------------------------------------------------------------
     Balance, end of period                                       $       173.0             $        177.3
     ======================================================================================================

     The Trust's weighted average credit adjusted risk free rate as at March 31, 2007 was 6.4 per cent (6.5 per cent as at December 31, 2006).

8.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

News Release - May 8, 2007
Page 30
-------------------------------------------------------------------------------

     Following is a summary of all derivative contracts in place as at March 31, 2007:

     FINANCIAL WTI CRUDE OIL CONTRACTS

                                               Volume        Bought Put         Sold Put         Sold Call
     Term                       Contract        bbl/d           US$/bbl          US$/bbl           US$/bbl
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Jun 07      3 - Way Collar        1,500             65.00            52.50             70.00
     Apr 07 - Jun 07      3 - Way Collar        1,000             65.00            52.50              70.00(1)
     Apr 07 - Jun 07          Put Spread        1,000             75.00            62.70                 -
     Apr 07 - Jun 07          Put Spread        1,000             75.00            65.00                 -
     Apr 07 - Dec 07      3 - Way Collar        2,500             65.00            52.50             80.00
     Apr 07 - Dec 07          Put Spread        1,000             75.00            60.00                 -
     Apr 07 - Dec 09      3 - Way Collar        5,000             55.00            40.00             90.00
     Jul 07 - Dec 07          Put Spread        2,500             65.00            52.50                 -
     Jul 07 - Dec 07      3 - Way Collar        1,000             65.00            52.50             85.00
     Jul 07 - Dec 07          Put Spread        1,000             65.00            55.00                 -
     Jan 08 - Jun 08      3 - Way Collar        1,000             65.00            52.50             85.00
     Jan 08 - Jun 08      3 - Way Collar        1,000             65.00            52.50             82.50
     ------------------------------------------------------------------------------------------------------

     (1) Sold call portion of the contract settled quarterly; all other components settled monthly.

     FINANCIAL AECO NATURAL GAS CONTRACTS

                                               Volume        Bought Put         Sold Put         Sold Call
     Term                       Contract         GJ/d           CDN$/GJ          CDN$/GJ           CDN$/GJ
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Jun 07              Collar        5,000              7.25                -              8.50
     Apr 07 - Jun 07              Collar       10,000              7.75                -              8.80
     Apr 07 - Oct 07      3 - Way Collar       30,000              7.00             5.00              8.65
     Apr 07 - Oct 07      3 - Way Collar       10,000              7.25             5.25              9.00
     Apr 07 - Oct 07      3 - Way Collar       10,000              7.50             5.50              9.50
     Apr 07 - Oct 07              Collar       10,000              7.75                -             10.00
     ------------------------------------------------------------------------------------------------------


     FINANCIAL NYMEX NATURAL GAS CONTRACTS

                                               Volume        Bought Put         Sold Put         Sold Call
     Term                       Contract      mmbtu/d         US$/mmbtu        US$/mmbtu         US$/mmbtu
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Jun 07              Collar       25,000              7.25                -              8.00
     Apr 07 - Jun 07              Collar       10,000              7.25                -              8.25
     Apr 07 - Jun 07              Collar       20,000              7.50                -              8.50
     Nov 07 - Mar 08              Collar       20,000              8.50                -             12.50
     ------------------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS AECO (MONTHLY) TO NYMEX (LAST 3 DAY) BASIS CONTRACTS

                                                                                  Volume        Basis Swap
     Term                                                      Contract          mmbtu/d         US$/mmbtu
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Oct 08                                               Swap           50,000          (1.1160)
     Nov 08 - Oct 10                                               Swap           50,000          (1.0430)
     ------------------------------------------------------------------------------------------------------

     FINANCIAL FOREIGN EXCHANGE CONTRACTS


                                           Volume         Swap         Swap        Bought Put     Sold Put
     Term                   Contract       MM US$     CDN$/US$     US$/CDN$          CDN$/US$     CDN$/US$
     ------------------------------------------------------------------------------------------------------

     USD SALES CONTRACTS

     Apr 07 - Dec 07            Swap        148.0       1.1353       0.8810                 -            -

     USD OPTION CONTRACTS

     Apr 07 - Jun 07      Put Spread          3.0            -            -            1.1788       1.1388
     Apr 07 - Jun 07      Put Spread          3.0            -            -            1.1800       1.1475
     Apr 07 - Jun 07      Put Spread          3.0            -            -            1.1800       1.1425
     Apr 07 - Dec 07      Put Spread          9.0            -            -            1.1250       1.1000
     Apr 07 - Dec 07      Put Spread          9.0            -            -            1.1280       1.0980
     Apr 07 - Dec 07      Put Spread          9.0            -            -            1.1765       1.1465
     Apr 07 - Dec 07      Bought Put          5.0            -            -            1.1600            -
     ------------------------------------------------------------------------------------------------------

     FINANCIAL ELECTRICITY CONTRACTS (2)

                                                                                  Volume              Swap
     Term                                                      Contract              MWh          CDN$/MWh
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Dec 10                                               Swap             20.0             64.63
     Jan 08 - Dec 08                                               Swap             15.0             60.17
     Jan 09 - Dec 09                                               Swap             15.0             59.33
     Jan 10 - Dec 10                                               Swap              5.0             63.00
     ------------------------------------------------------------------------------------------------------

     (2)  Contracted volume is based on a 24/7 term.

News Release - May 8, 2007
Page 31
-------------------------------------------------------------------------------

     FINANCIAL INTEREST RATE CONTRACTS (3)

                                                              Principal     Fixed Annual         Spread on
     Term                                    Contract            MM US$         Rate (%)       3 Mo. LIBOR
     ------------------------------------------------------------------------------------------------------
     Apr 07 - Apr 14                             Swap              30.5             4.62          38.5 bps
     Apr 07 - Apr 14                             Swap              32.0             4.62        (25.5 bps)
     ------------------------------------------------------------------------------------------------------

     (3) Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

     The Trust has designated all fixed price electricity contracts as effective accounting hedges on their respective contract dates. A realized loss of $0.1 million for the first three months of 2007 ($0.1 million in 2006) on the electricity contracts has been included in operating costs. The unrealized fair value gain on the electricity contracts of $8.5 million has been recorded on the consolidated balance sheet at March 31, 2007 with the movement in fair value recorded in OCI, net of tax.

     The Trust has entered into interest rate swap contracts to manage the Company's interest rate exposure on debt instruments. In previous periods, these contracts were designated as effective accounting hedges on the contract date. The Trust has elected to cease applying hedge accounting to these contracts. As a result, the unrealized fair value loss on the interest rate swap contracts of $0.9 million has been reflected in the income statement for the first quarter of 2007.

     The following table reconciles the movement in the fair value of the Trust's financial risk management contracts that have not been designated as effective accounting hedges:

                                                                        MARCH 31, 2007      March 31, 2006
     ------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (1)                               $          (8.7)      $        (4.0)
     Fair value, end of period (1)                                               (29.6)                1.1
     ------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                             (20.9)                5.1
     Realized gains (losses) in the period                                         7.0                (1.4)
     ------------------------------------------------------------------------------------------------------
     Gain (loss) on risk management contracts (1)                      $         (13.9)      $         3.7
     ======================================================================================================

     (1) Excludes the fixed price electricity contracts that were accounted for as effective accounting hedges.

     The following table reconciles the movement in the fair value of the Trust's financial electricity contracts that have been designated as effective accounting hedges:

                                                                        MARCH 31, 2007    March 31, 2006
     ------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (2)                               $           7.0       $         -
     Fair value, end of period                                                     8.5                 -
     ------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                   $           1.5                 -
     ======================================================================================================

     (2)  Fair  value  of  fixed   price   electricity   contracts   recognized
          prospectively on January 1, 2007.

     At March 31, 2007, the fair value of the contracts that were not designated as accounting hedges was a loss of $29.6 million. The Trust recorded a loss on risk management contracts of $13.9 million in the statement of income for the first three months of 2007 ($3.7 million gain in 2006). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. All derivative contracts have been reflected on the balance sheet.

9.   EXCHANGEABLE SHARES


     ARL EXCHANGEABLE SHARES (THOUSANDS)                       MARCH 31, 2007            December 31, 2006
     ------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                       1,433                        1,595
     Exchanged for Trust units (1)                                       (49)                        (162)
     ------------------------------------------------------------------------------------------------------
     Balance, end of period                                             1,384                        1,433
     Exchange ratio, end of period                                    2.06763                      2.01251
     ------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion, end of period                2,863                        2,884
     ------------------------------------------------------------------------------------------------------

     (1) During the first three months of 2007, 48,667 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.05788.

News Release - May 8, 2007
Page 32
-------------------------------------------------------------------------------

     Following is a summary of the non-controlling interest for March 31, 2007 and December 31, 2006:


                                                                       MARCH 31, 2007                 December 31, 2006
     -------------------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                   $           40.0               $              37.5
     Reduction of book value for conversion to Trust units                      (1.4)                              (4.1)
     Current period net income attributable to
          non-controlling interest                                                1.1                               6.6
     -------------------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                         $           39.7               $              40.0
     -------------------------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to                            $           28.4               $              27.3
          non-controlling interest
     ===================================================================================================================

10.  UNITHOLDERS' CAPITAL


                                                           MARCH 31, 2007            December 31, 2006
     ------------------------------------------------------------------------------------------------------
                                                    NUMBER OF                       Number of
                                                   TRUST UNITS                    Trust Units
                                                   (THOUSANDS)              $     (thousands)            $
     ------------------------------------------------------------------------------------------------------
     Balance, beginning of period                      204,289        2,349.2         199,104      2,230.8
     Issued for cash                                         -              -               1            -
     Issued on conversion of ARL
         exchangeable shares (Note 9)                      100            1.4             310          4.1
     Issued on exercise of employee rights (Note 13)        55            0.9             978         18.4
     Distribution reinvestment program                   1,350           27.1           3,896         96.1
     Trust unit issue costs                                  -              -               -         (0.2)
     ------------------------------------------------------------------------------------------------------
     Balance, end of period                            205,794        2,378.6         204,289      2,349.2
     ======================================================================================================

11.  DEFICIT

     The deficit balance is composed of the following items:


                                              MARCH 31, 2007            December 31, 2006
     -------------------------------------------------------------------------------------
     Accumulated earnings                      $     1,779.1                $     1,695.8
     Accumulated distributions                      (2,282.1)                    (2,159.0)
     -------------------------------------------------------------------------------------
     Deficit                                   $      (503.0)               $      (463.2)
     =====================================================================================

News Release - May 8, 2007
Page 33
-------------------------------------------------------------------------------

12.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operations adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation funds contributions including interest earned on the funds and a portion of capital expenditures. The portion of cash flow withheld to fund capital expenditures is at the discretion of the Board of Directors.


                                                                       MARCH, 31, 2007      March 31, 2006
     -------------------------------------------------------------------------------------------------------
     Cash flow from operating activities                                   $     172.3         $     189.0
     Change in non-cash working capital                                            6.8                 0.9
     Expenditures on site reclamation and restoration                              4.7                 1.3
     -------------------------------------------------------------------------------------------------------
     Cash flow from operating activities after the above adjustments             183.8               191.2
     Deduct:
         Cash withheld to fund current period capital expenditures               (57.4)              (69.6)
         Reclamation fund contributions and interest earned on fund balances      (3.3)               (1.7)
     -------------------------------------------------------------------------------------------------------
     Distributions (1)                                                           123.1               119.9
     Accumulated distributions, beginning of period                            2,159.0             1,674.8
     -------------------------------------------------------------------------------------------------------
     Accumulated distributions, end of period                              $   2,282.1         $   1,794.7
     =======================================================================================================
     Distributions per unit (2)                                            $      0.60         $      0.60
     Accumulated distributions per unit, beginning of period                     18.63               16.23
     -------------------------------------------------------------------------------------------------------
     Accumulated distributions per unit, end of period (3)                 $     19.23         $     16.83
     =======================================================================================================

     (1) Distributions include non-cash amounts of $26.9 million ($20.2 million in 2006) relating to the distribution reinvestment program.
     (2) Distributions per Trust unit reflect the sum of the per Trust unit amounts declared monthly to unitholders.
     (3) Accumulated distributions per unit reflect the sum of the per Trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

13.  TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                                                                WEIGHTED
                                                                                NUMBER           AVERAGE
                                                                             OF RIGHTS          EXERCISE
                                                                           (THOUSANDS)          PRICE ($)
     -----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                  369              9.47
     Exercised                                                                     (55)            11.28
     -----------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                    314              9.46
     Reduction of exercise price (1)                                                 -             (0.22)
     -----------------------------------------------------------------------------------------------------
     Balance, end of period                                                        314              9.24
     =====================================================================================================

     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded nominal compensation expense for the first three months of 2007 ($1.8 million in the first three months of 2006) for the cost associated with the rights. The compensation expense was based on the fair value of all outstanding rights in the first quarter of 2007 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,359,369 rights have been exercised to March 31, 2007.

     The following table reconciles the movement in the contributed surplus balance:


     CONTRIBUTED SURPLUS                                            MARCH 31, 2007      December 31, 2006
     -----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                      $       2.4           $        6.4
     Compensation expense                                                      -                      2.5
     Net benefit on rights exercised (1)                                      (0.2)                  (6.5)
     -----------------------------------------------------------------------------------------------------
     Balance, end of period                                            $       2.2           $        2.4
     =====================================================================================================

     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

News Release - May 8, 2007
Page 34
-------------------------------------------------------------------------------

14.  WHOLE TRUST UNIT INCENTIVE PLAN

     The Trust recorded compensation expense of $0.3 million and $0.3 million to general and administrative and operating expenses, respectively, and capitalized $0.1 million to property, plant and equipment in the first quarter of 2007 for the estimated cost of the plan ($3.8 million, $0.7 million and $0.4 million for the three months ended March 31, 2006). The compensation expense was based on the March 31, 2007 unit price of $21.25 ($27.36 at March 31, 2006), accrued distributions, a weighted average performance multiplier of 1.6 (2.0 in 2006), and the number of units to be issued on maturity.

     The following table summarizes the Restricted Trust Unit ("RTU") and Performance Trust Unit ("PTU") movement for the three months ended March 31, 2007:


     -----------------------------------------------------------------------------------------------------
                                                                              NUMBER OF        NUMBER OF
                                                                                   RTUS             PTUS
                                                                             (THOUSANDS)      (THOUSANDS)
     -----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                   648              683
     Vested                                                                           -                -
     Granted                                                                          -                -
     Forfeited                                                                      (15)             (18)
     -----------------------------------------------------------------------------------------------------
     Balance, end of period                                                         633              665
     =====================================================================================================

     The following table reconciles the change in total accrued long-term incentive compensation liability relating to the Whole Unit Plan:


                                                                    MARCH 31, 2007         December 31, 2006
     -------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                 $           26.1           $          15.0
     Change in liabilities in the period:
         General and administrative expense                                    0.3                       8.2
         Operating expense                                                     0.3                       1.1
         Property, plant and equipment                                         0.1                       1.8
     -------------------------------------------------------------------------------------------------------
     Balance, end of period                                                   26.8                      26.1
     -------------------------------------------------------------------------------------------------------
     Current portion of liability                                             12.1                      11.5
     -------------------------------------------------------------------------------------------------------
     Accrued long-term incentive compensation                     $           14.7           $          14.6
     =======================================================================================================

15.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per Trust unit has been determined based on the following:

                                                                    MARCH 31, 2007          March 31, 2006
     -------------------------------------------------------------------------------------------------------
     Weighted average trust units (1)                                      204,990                 199,583
     Trust units issuable on conversion of
         exchangeable shares (2)                                             2,863                   2,896
     Dilutive impact of rights (3)                                             217                     856
     -------------------------------------------------------------------------------------------------------
     Diluted trust units and exchangeable shares                           208,070                 203,335
     =======================================================================================================

     (1) Weighted average trust units excludes trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
     (3) All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2007 and 2006.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

News Release - May 8, 2007
Page 35
-------------------------------------------------------------------------------

16.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at March 31, 2007:


     -----------------------------------------------------------------------------------------------------
                                                                Payments Due By Period
     -----------------------------------------------------------------------------------------------------
     ($ millions)                           2007      2008-2009        2010-2011    Thereafter       Total
     -----------------------------------------------------------------------------------------------------
     Debt repayments (1)                    17.4           25.8            473.6         172.9       689.7
     Interest payments (2)                  10.0           21.5             18.1          20.8        70.4
     Reclamation fund contributions (3)      4.5           11.1              9.5          76.2       101.3
     Purchase commitments                   10.1            8.4              3.4           6.8        28.7
     Operating leases                        3.8            9.0              4.4             -        17.2
     Derivative contract premiums (4)       13.3            5.5                -             -        18.8
     Retention bonuses                       1.0              -                -             -         1.0
     -----------------------------------------------------------------------------------------------------
     Total contractual obligations          60.1           81.3            509.0         276.7       927.1
     =====================================================================================================

     (1)  Long-term and short-term debt, excluding interest.
     (2)  Fixed interest payments on Senior secured notes.
     (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property. (4) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 8).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

17.  SUBSEQUENT EVENTS

     On April 27, 2007, an offer was announced to purchase a private oil sands company in which the Trust holds an equity interest for $33 million in a transaction that is expected to close in June 2007. Based on the offer price, the Trust would expect to record a cash gain of approximately $13 million in the second quarter of 2007 that would be recorded as part of cash flow from investing activities.

ARC ENERGY TRUST IS ONE OF CANADA'S LARGEST CONVENTIONAL OIL AND GAS ROYALTY TRUSTS WITH AN ENTERPRISE VALUE OF APPROXIMATELY $5.4 BILLION. THE TRUST CURRENTLY HAS AN INTEREST IN OIL AND GAS PRODUCTION OF APPROXIMATELY 63,000 BARRELS OF OIL EQUIVALENT PER DAY FROM SIX CORE AREAS IN WESTERN CANADA. THE ROYALTY TRUST STRUCTURE ALLOWS NET CASH FLOW TO BE DISTRIBUTED TO UNITHOLDERS IN A TAX EFFICIENT MANNER. ARC ENERGY TRUST TRADES ON THE TSX UNDER THE SYMBOL AET.UN.

ADVISORY - IN THE INTERESTS OF PROVIDING ARC UNITHOLDERS AND POTENTIAL INVESTORS WITH INFORMATION REGARDING ARC, INCLUDING MANAGEMENT'S ASSESSMENT OF ARC'S FUTURE PLANS AND OPERATIONS, CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOUR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE ONTARIO SECURITIES COMMISSION. FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT INCLUDE, BUT ARE NOT LIMITED TO, ARC'S INTERNAL PROJECTIONS, EXPECTATIONS OR BELIEFS CONCERNING FUTURE OPERATING RESULTS, AND VARIOUS COMPONENTS THEREOF; THE PRODUCTION AND GROWTH POTENTIAL OF ITS VARIOUS ASSETS, ESTIMATED TOTAL PRODUCTION AND PRODUCTION GROWTH FOR 2007 AND BEYOND; THE SOURCES, DEPLOYMENT AND ALLOCATION OF EXPECTED CAPITAL IN 2007; AND THE SUCCESS OF FUTURE DEVELOPMENT DRILLING PROSPECTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, AS THERE CAN BE NO ASSURANCE THAT THE PLANS, INTENTIONS OR EXPECTATIONS UPON WHICH THEY ARE BASED WILL OCCUR. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS ASSUMPTIONS, KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, BOTH GENERAL AND SPECIFIC, THAT CONTRIBUTE TO THE POSSIBILITY THAT THE PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORWARD-LOOKING STATEMENTS WILL NOT OCCUR, WHICH MAY CAUSE ARC'S ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY ESTIMATES OR PROJECTIONS OF FUTURE PERFORMANCE OR RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                      WWW.ARCENERGYTRUST.COM or contact:
                Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9